SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2014

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

  1

ANNUAL CALENDAR

ANNUAL CALENDAR OF CORPORATE EVENTS
Corporate Name	GAFISA S.A.
Headquarter Address	Av. das Nações Unidas 8.501, 19th floor, Pinheiros
Internet Address	www.gafisa.com.br
Investor Relations Officer	Name: André Bergstein
E-mail: abergstein@gafisa.com.br
Telephone(s): 55 (11) 3025-9228

Responsible for the Investor Relations Area (without being the Investor Relations Officer)	Name: Danilo Tadeu Maurin Cabrera
E-mail: dmcabrera@gafisa.com.br
Telephone(s): 55 (11) 3025-9297 or 55 (11) 3025-9242

Newspapers (and locales) that publish the corporate actions	Diário Oficial do Estado de São Paulo O Estado de São Paulo (National Edition)

A.            MANDATORY SCHEDULING

Complete Annual Financial Reports for the fiscal year ending on 12/31/2013
EVENT	DATE
Publication via IPE	2/26/2014

Standard Financial Reports (DFP) for the fiscal year ending on 12/31/2013
EVENT	DATE
Publication via ENET	2/26/2014

Annual Financial Reports translated into English for the fiscal year ending on 12/31/2013
EVENT	DATE
Publication via IPE	3/13/2014

Reference Form for the current fiscal year
EVENT	DATE
Publication via ENET	5/30/2014

Quarterly Information (ITR)
EVENT – Publication via ENET	DATE
Regarding the 1st quarter	5/9/2014
Regarding the 2nd quarter	8/8/2014
Regarding the 3rd quarter	11/7/2014

Quarterly Information translated into English
EVENT – Publication via ENET	DATE
Regarding the 1st quarter	5/23/2014
Regarding the 2nd quarter	8/22/2014
Regarding the 3rd quarter	11/19/2014

Annual Shareholders’ General Meeting
EVENT	DATE
Sending of management’s proposal via IPE	3/17/2014
Sending of the call notice via IPE	3/17/2014
Holding of the Annual Shareholders’ General Meeting	4/25/2014
Sending of the summary of the main deliberations or of the Meeting’s minutes via IPE	4/25/2014

Public Meeting with Analysts
EVENT	DATE
Holding of a Public Meeting with Analysts, open to other interested parties Place: Meliá Jardim Europa Hotel Rua João Cachoeira 107, Itaim Bibi, São Paulo – SP, CEP 04535-010	12/4/2014 – 8 a.m. to 1 p.m.

B.            OPTIONAL SCHEDULING

(Events already programmed during the first presentation of the Annual Calendar)

Conference Call, if applicable
EVENT	DATE

Holding of Conference Call regarding Annual Financial Reports for the fiscal year ending on 12/31/13

Participation via internet or telephone. The access information will be available at www.gafisa.com.br/ir

2/27/2014 – 11 a.m.
Holding of Conference Call regarding Quarterly Information for the 1st quarter Participation via internet or telephone. The access information will be available at www.gafisa.com.br/ir	5/12/2014 – 10 a.m.
Holding of Conference Call regarding Quarterly Information for the 2nd quarter Participation via internet or telephone. The access information will be available at www.gafisa.com.br/ir	8/11/2014 – 10 a.m.
Holding of Conference Call regarding Quarterly Information for the 3rd quarter Participation via internet or telephone. The access information will be available at www.gafisa.com.br/ir	11/10/2014 – 11 a.m.

Board of Directors Meetings
EVENT	DATE
Holding of a Meeting of the Board of Directors the subject of which being of interest to the market	To be defined
Sending of a summary of the main deliberation or the minutes of the Meeting via IPE	To be defined

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: November 17, 2014

Gafisa S.A.

By:	/s/ Sandro Gamba
Name: Sandro Gamba Title: Chief Executive Officer